TASEKO PROVIDES UPDATE ON GDP3 PROJECT

July 17, 2012, Vancouver, BC - Taseko (TSX: TKO; NYSE Amex: TGB) (the "Company") is pleased to provide an update on its GDP3 project that will increase Gibraltar concentrator capacity to 85,000 tons per day. Commissioning will begin in December of this year and ramp up to design capacity is expected to take six months.

On a 100% basis, total budget for the construction of the 30,000 ton per day concentrator is $235 million. Total funds spent or committed on that portion is approximately $190 million. Total budget for the project of $325 million includes $90 million for new mining equipment. New mining equipment has been ordered and these costs are fixed.

The SAG mill and ball mill components are on site and erection of the grinding mills is underway. Flotation cells will be shipped to Gibraltar in July. Over the next few weeks, contractors on site will increase to 270 as construction shifts from civil and structural activities to major mechanical and electrical installations.

Additional mine equipment has already started arriving with the first two of ten additional haul trucks now operating and the remaining eight trucks arriving over the next 12 months. Components of a new Bucyrus 495R mining shovel are arriving at site and the shovel will be operational in November.

Russell Hallbauer, President & CEO commented, "Our GDP3 project team continues to effectively manage schedule and costs, and today, we are 80% through the project schedule and remain on time and on budget for a December startup. Key elements to the success of this project include an experienced owner's team combined with a high quality engineering, procurement and construction management group. The outcome has been cost control and budget adherence."

For further information on Taseko, please see the Company’s website tasekomines.com or contact:

Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.